BOD Resolution on Convening of Annual General Meeting of Shareholders

1. Convening Date : March 24, 2006 10:00AM

2. Venue : Auditorium, Asia One Building (10th fl.), 17-7 Yeouido-dong, Yeongdeungpo-gu, Seoul

3. Report and Agenda

a. Report

• Business report and audit report for the fiscal year 2005

b. Agenda for resolution

• Agendum 1 : Approval of the Financial Statements of hanarotelecom incorporated for 2005

• Agendum 2 : Approval of the Financial Statements of Korea Thrunet Co., Ltd. for 2005

• Agendum 3 : Amendment of the Articles of Incorporation

• Change in business objective

• Agendum 4 : Appointment of Director

• Agendum 5 : Appointment of Audit Committee Member (Non-Outside Directors)

• Agendum 6 : Appointment of Outside Directors

• Agendum 7 : Approval of the Ceiling Amount of Compensation for Directors for 2006

• Agendum 8 : Approval of Capital Reduction

• Implementation of capital reduction for 231,676,506 common shares(50% of the total outstanding shares of hanarotelecom incorporated) as of May 2, 2006

4. Date of BOD resolution : February 22, 2006

• Outside directors present : 4 out of 5 were present.

• Audit Committee members who are not outside directors : none

5. The agenda stated above might be subject to changes or addition in accordance with a BOD resolution before the notice of convening of such meeting.